UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-41231

TC BIOPHARM (HOLDINGS) PLC

(Translation of registrant’s name into English)

Maxim 1, 2 Parklands Way

Holytown, Motherwell, ML1 4WR

Scotland, United Kingdom

+44 (0) 141 433 7557

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____ ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____ ☐

Notice, Proxy Statement and Proxy Card for General Meeting

TC BioPharm (Holdings) PLC (the “Company”) hereby publishes notice (“Notice”) of a general meeting of shareholders (the “Meeting”), which is scheduled to take place at 2:00 p.m. British Summer Time (9:00 a.m. Eastern Standard Time) on May 22, 2025 at Maxim 1, 2 Parklands Way, Holytown, Motherwell, Scotland, United Kingdon ML1 4WR.

Shareholders registered in the register of shareholders of the Company at 2:00 p.m. British Summer Time (9:00 a.m. Eastern Standard Time) on May 20, 2025 are entitled to vote at the Meeting. The Company’s holders of American Depositary Shares (the “ADS Holders”) are not shareholders of record, but, under the terms of the Depositary Agreement between the Company, the Depositary and the ADS Holders, they will be able to vote by proxy ahead of the meeting, before 12:00 p.m. Eastern Standard Time on May 16, 2025, in accordance with separate instructions which will be issued by the Depositary.

Attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is the Notice of 2025 General Meeting of Shareholders, which contains information concerning the agenda for the Meeting, background for the proposals at the Meeting, the voting procedure and additional general matters related to the Meeting.

Attached as Exhibit 99.2 to this Form 6-K is the form of proxy card being distributed by the Company to its shareholders of record as of the record date for the Meeting, which serves as the primary means for those shareholders to cast their votes on the proposals to be presented at the Meeting.

Attached as Exhibit 99.3 to this Form 6-K is the form of proxy card being distributed by the Depositary to ADS Holders of record as of 5:00 p.m. Eastern Standard Time on April 29, 2025, which serves as the primary means for those ADS Holders to cast their votes on the proposals to be presented at the Meeting.

INDEX TO EXHIBITS

Number	Description
99.1	Notice of General Meeting.
99.2	Form of Proxy
99.3	Voting Instruction Form for holders of American Depositary Shares.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TC BIOPHARM (HOLDINGS) PLC

	By:	/s/ Martin Thorp
	Name:	Martin Thorp
	Title:	Chief Financial Officer

Date: May 6, 2025